Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS
THIRD QUARTER 2025 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, November 12, 2025 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the third quarter of 2025 ending September 30, 2025. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 3Q25 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

9 months ending September 30, 2025

•	Revenue and income of $430m, up 46% year over year
•	Net income of $140m, up 140% year over year
•	Adjusted EBITDA[1] of $339m, up 52% year over year
•	Cash flow from operations of $162m, up 3% year over year

3 months ending September 30, 2025

•	Revenues and income of $165m, up 46% year over year
•	Net Income of $32m, up 33% year over year
•	Adjusted EBITDA[1] of $112m, up 23% year over year
•	Cash flow from operations of $71m, up 7% year over year

1 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Summary of key financial results for 3Q25 and 9M25

	For the three months ended			For the nine months ended
($ millions)	30/09/2025	30/09/2024	% change	30/09/2025	30/09/2024	% change
Revenues and Income	165	113	46%	430	295	46%
Net Income	32	24	33%	140	58	140%
Adjusted EBITDA	112	91	23%	339	224	52%
Cash Flow from Operating Activities	71	66	7%	162	158	3%

Raising full-year guidance ranges

•
On the back of strong 9M25 results, we are increasing full year 2025 guidance ranges. Revenue guidance rises to $555-565m from $520-535m previously, and Adjusted EBITDA guidance rises to $405-415m from $385-400m previously. This represents a 6.0% and 4.5% increase at the midpoint for both metrics, respectively. The increase in guidance and the narrowing of the range reflect our confidence in the continued robust growth across all parts of our business.

•	A detailed analysis of financial results appears below.

Adi Leviatan, CEO of Enlight Renewable Energy: “The third quarter financial results reflect impressive achievements above our expectations, underscoring the Company's strength, the dedication of team, and our focused business strategy. Enlight is well positioned for continued accelerated global growth, capitalizing on opportunities in the renewable energy market, which continues to benefit from favorable fundamentals. We will continue to operate with innovation and responsibility to develop the clean energy sector and strengthen our position as a leading player in the global energy market.”

Portfolio Review

This quarter we continued to expand our portfolio and advance our projects through the various phases of development. Enlight’s total portfolio is comprised of 20.4 GW of generation capacity and 58.1 GWh energy storage (totaling 37.0 FGW2), an increase of 23% from the total portfolio of 30.2 FGW at the end of 2024. Of this, the Mature portfolio component (including operating projects, projects under construction or in pre-construction) contains 6.2 GW generation capacity and 11.8 GWh of storage (9.6 FGW in total), an increase of 12% from the Mature portfolio of 8.6 FGW at the end of 2024.

2 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5

Enlight has achieved safe harbor status for its entire U.S. Mature portfolio (5.6 FGW), as well as for an additional 3.3 FGW of projects in its Advanced Development and Development portfolios. An additional 5-8 FGW of projects are expected to achieve safe harbor status by July 2026, of which 2-4 FGW are expected to be safe harbored by the end of this year.

The composition of Enlight’s portfolio appears in the following table:

Component	Status	FGW[3]	Annual revenues & income run rate[4] ($m)
Operating	Commercial operation	3.1	~560
Under Construction	Under construction	2.9	~550
Pre-Construction	0-12 months to start of construction	3.6	~500
Total Mature Portfolio	Mature	9.6	~$1,610m
Advanced Development	13-24 months to start of construction	6.1	-
Development	2+ years to start of construction	21.3	-
Total Portfolio		37.0	-

•	Operating component of the portfolio: 3.1 FGW

o	The operational portfolio generates annualized revenues and income run rate of approximately $560m.

•	Under Construction component of the portfolio: 2.9 FGW

o	Contains four major projects in the U.S. with a total capacity of 2.5 FGW.

o	Of these, projects Roadrunner and Quail Ranch are expected to reach COD by the end of 2025. Roadrunner has already begun testing and electrification procedures.

o	Projects under construction are expected to contribute ~$550m to the annual revenues and income run rate during their first full year of operation.

3 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5
4 As of as of November 11, 2025 (“the Approval Date”).

•	Pre-construction component of the portfolio: 3.6 FGW

o	Three significant additions were made to this component of the portfolio during the quarter:

◾	Bertikow, a 246 FMW stand-alone storage project acquired in Germany, marking the Company's first project in this country.

◾	Edison, a 59 FMW stand-alone storage project acquired in Poland.

◾	Neot Smadar, a 184 FMW stand-alone storage project located in Israel.

o	Pre-construction projects are expected to contribute ~$500 in revenues and income in their first full year of operations.

o	Project CO-Bar (1.4 FGW) has obtained an LGIA and is waiting for approvals before execution and construction.

o	Pre-construction projects are expected to contribute ~$500m to the annual revenues and income run rate during their first full year of operation.

With the completion of the current Mature portfolio’s pre-construction and under construction projects, Enlight’s operating capacity is expected to rise to 9.6 FGW and to generate an annualized revenue and income run rate of $1.6bn by the end of 2028.

•	Advanced Development component of the portfolio component: 6.1 FGW

o	5.1 FGW in the U.S., with 100% of the capacity having passed completion of the System Impact Study. The advanced development portfolio also includes 0.7 FGW in Europe and 0.3 FGW in MENA.

•	Development component of the portfolio: 21.3 FGW

o	14.6 FGW in the U.S. with broad geographic presence, including the PJM, WECC, SPP and MISO regions. The development portfolio also includes 2.7 FGW in Europe and 4.0 FGW in MENA.

 Roadmap to Revenues and Income Run-Rate of ~$2.0bn  by the end of 20285

Project and Corporate Finance

•	During the quarter, the Company secured project finance from multiple sources to support our U.S. expansion plans:

o
Financial close totaling approximately $1.4bn of loans for the Snowflake A project (1.1 FGW), the largest in the Company's history. Snowflake A is expected to reach COD by 2H27, and generate revenues and income of $223-229m and EBITDA of $199-204m in its first full year of operation.

o
Tax equity financing for the Roadrunner and Quail Ranch projects (0.8 FGW combined) totaling approximately $470m. Both projects are expected to reach COD by the end of this year, and together generate revenues and income of $143-147m and EBITDA of $124-127m in their first full year of operation.

5 Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown. FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5. The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time. The company's revenues from tax benefits are estimated at approximately 19-23% of the total revenues & income run rate for December 2025; approximately 24-28% of the total revenue run rate for December 2026, and approximately 28-33% of the total revenues & income run rate for December 2027 and December 2028.

o
Completion of a $350m mezzanine loan with competitive margins of 2.7% - 3.2% above SOFR and flexible drawdown and repayment terms, supporting the development and operational needs of projects now under construction in the U.S.

•	Raising approximately $300m in share equity through a private placement to Israeli institutional investors.

•	Cash and cash equivalents at the “topco” level[6] were $387m as at the balance sheet date.

•
As at the balance sheet date, the Company maintained $525m of credit facilities, of which $109m have been drawn. In addition, we have approximately $1.4bn of LC and surety bond facilities supporting our global expansion, of which $590m has been drawn at end of the quarter.

2025 Guidance

Construction and commissioning

•	We expect commissioning of Roadrunner and Quail Ranch, with a combined capacity of 0.8 FGW, toward the end of 2025.

Raising financial guidance ranges

•	Total revenues and income[7] for 2025 are now expected to range between $555m and $565m, up 6.0% at the midpoint from the previous range of $520m to $535m.

•	Adjusted EBITDA[8] for 2025 is expected to range between $405m and $415m, up 4.5% at the midpoint from the previous range of $385m to $400m.

•	Approximately 90% of the electricity volumes expected to be generated in 2025 will be sold at fixed prices through PPAs or hedges.

6 Including Enlight Renewable Energy, headquarter companies in Europe and the U.S. and Clenera, and excluding other subsidiaries and project-linked entities.
7 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $80m-$90m.
8 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended			For the nine months ended
Segment	30/09/2025	30/09/2024	% change	30/09/2025	30/09/2024	% change
MENA	78	55	40%	173	122	42%
Europe	45	46	(2%)	145	147	(2%)
U.S.	42	9	379%	111	19	493%
Other	0	3	(92%)	1	7	(82%)
Total Revenues & Income	165	113	46%	430	295	46%

Revenues & Income

In the third quarter of 2025, the Company’s total revenues and income increased to $165m, up from $113m last year, a growth rate of 46% year over year. This was composed of revenues from the sale of electricity, which rose 27% to $139m compared to $109m in the same period of 2024, as well as recognition of $27m in income from tax benefits compared to $4m in 3Q24.

The Company benefited from the revenues and income contribution of newly operational projects. In the past 12 months 106 MW and 1,435 MWh of new projects were connected to the grid and began selling electricity, including Atrisco in the U.S, various projects in Israel, Pupin in Serbia, and Tapolca in Hungary. The most notable increases in revenue from the sale of electricity originated at Atrisco, which added $11m, followed by Israeli projects with $7m, while Pupin contributed $4m. In total, new projects contributed $22m to revenues from the sale of electricity. Recognition of tax benefit income increased by $23m due to the initial commissioning of Atrisco. Revenues and income for the quarter were distributed between MENA (27%), Europe (47%), and the US (26%).

Net Income

In the third quarter of 2025, the Company reported net income of $32m, representing a 33% increase from $24m in the same period last year. New projects contributed $12m to net income, while the refinancing of the Gecama wind project added an additional $10m to net income. This was offset by a $5m rise in operating expenses and a decline of $7m other income, all after tax.

Adjusted EBITDA9

The Company’s Adjusted EBITDA grew by 23% to $112m in the third quarter of 2025, compared to $91m for the same period in 2024. Growth in revenues and income contributed $52m. This was offset by an increase of $17m in COGS linked to the addition of new projects, and an increase of $7m in G&A expenses. During the quarter, the Company recognized $3m in compensation linked to turbine failures at the Björnberget project in Sweden, compared the recognition of $10m in compensation at the same project during 3Q24.

9 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Conference Call Information

Enlight plans to hold its Third Quarter 2025 Conference Call and Webcasts on Wednesday, November 12, 2025 to review its financial results and business outlook in both English and Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•	English Conference Call at 8:00am ET / 3:00pm Israel:

Please pre-register to join by conference call using the following link:

https://register-conf.media-server.com/register/BIc02636ac75af4b9b962a688d1f9e8115

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	English Webcast at 8:00am ET / 3:00pm Israel:

Please register and join by webcast at the following link:

https://edge.media-server.com/mmc/p/ovpd9nik

•	Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please join the webcast at the following link:

https://enlightenergy-co-il.zoom.us/webinar/register/WN__wcPWrTGTXyuXG6P-eO3dw

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.
Supplemental Financial and Other Information
We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenues and Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 11 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts
Limor Gruber
Director IR
investors@enlightenergy.co.il
Yonah Weisz
Director IR
investors@enlightenergy.co.il
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the nine months ended September 30		For the three months ended September 30
	2025	2024(*)	2025	2024(*)
	USD in	USD in	USD in	USD in
	Thousands	thousands	thousands	thousands
Revenues	364,411	284,590	138,536	109,495
Tax benefits	65,493	10,102	26,521	3,576
Total revenues and income	429,904	294,692	165,057	113,071

Cost of sales (**)	(95,839)	(54,576)	(39,355)	(22,155)
Depreciation and amortization	(110,159)	(77,977)	(39,142)	(27,091)
General and administrative expenses	(38,968)	(26,154)	(15,632)	(8,012)
Development expenses	(8,373)	(7,892)	(2,904)	(3,350)
Total operating expenses	(253,339)	(166,599)	(97,033)	(60,608)
Gains (losses) from projects disposals	96,431	611	(1,397)	-
Other income, net	5,785	14,857	3,411	13,329
Operating profit	278,781	143,561	70,038	65,792

Finance income	36,292	18,299	28,126	3,234
Finance expenses	(136,457)	(85,836)	(54,171)	(36,525)
Total finance expenses, net	(100,165)	(67,537)	(26,045)	(33,291)

Profit before tax and equity loss	178,616	76,024	43,993	32,501
Share of loss of equity accounted investees	(3,904)	(1,737)	(2,259)	(1,288)
Profit before income taxes	174,712	74,287	41,734	31,213
Taxes on income	(35,083)	(16,154)	(9,477)	(7,024)
Profit for the period	139,629	58,133	32,257	24,189

Profit for the period attributed to:
Owners of the Company	117,841	39,053	22,026	14,247
Non-controlling interests	21,788	19,080	10,231	9,942
	139,629	58,133	32,257	24,189
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	0.97	0.33	0.18	0.12
Diluted earnings per share	0.91	0.32	0.16	0.12
Weighted average of share capital used in the
calculation of earnings:
Basic per share	121,114,109	118,225,436	125,060,939	118,465,216
Diluted per share	129,253,408	123,221,119	134,366,872	123,305,879

(*) The Consolidated Statements of Income have been adjusted to present comparable information for the previous period. For additional details please see Appendix 9.
(**) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	September 30	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	679,827	387,427
Deposits in banks	1,409	-
Restricted cash	301,863	87,539
Trade receivables	86,627	50,692
Other receivables	72,932	99,651
Other financial assets	546	975
Assets of disposal groups classified as held for sale	-	81,661
Total current assets	1,143,204	707,945

Non-current assets
Restricted cash	55,074	60,802
Other long-term receivables	64,184	61,045
Deferred costs in respect of projects	481,688	357,358
Deferred borrowing costs	1,262	276
Loans to investee entities	70,320	18,112
Investments in equity accounted investees	57,415	-
Fixed assets, net	5,243,053	3,699,192
Intangible assets, net	302,829	291,442
Deferred taxes assets	6,301	10,744
Right-of-use asset, net	222,420	210,941
Financial assets at fair value through profit or loss	83,644	69,216
Other financial assets	44,112	59,812
Total non-current assets	6,632,302	4,838,940

Total assets	7,775,506	5,546,885

Consolidated Statements of Financial Position as of (Cont.)

	September 30	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from
banks and other financial institutions	751,015	212,246
Trade payables	130,009	161,991
Other payables	349,476	107,825
Current maturities of debentures	25,922	44,962
Current maturities of lease liability	11,386	10,240
Other financial liabilities	25,629	8,141
Liabilities of disposal groups classified as held for sale	-	46,635
Total current liabilities	1,293,437	592,040

Non-current liabilities
Debentures	598,799	433,994
Other financial liabilities	211,300	107,865
Convertible debentures	264,052	133,056
Loans from banks and other financial institutions	2,556,884	1,996,137
Loans from non-controlling interests	86,192	75,598
Financial liabilities through profit or loss	26,688	25,844
Deferred taxes liabilities	67,998	41,792
Employee benefits	1,495	1,215
Lease liability	225,669	211,941
Deferred income related to tax equity	391,792	403,384
Asset retirement obligation	92,941	83,085
Total non-current liabilities	4,523,810	3,513,911

Total liabilities	5,817,247	4,105,951

Equity
Ordinary share capital	3,693	3,308
Share premium	1,318,884	1,028,532
Capital reserves	79,917	25,273
Proceeds on account of convertible options	25,083	15,494
Accumulated profit	225,760	107,919
Equity attributable to shareholders of the Company	1,653,337	1,180,526
Non-controlling interests	304,922	260,408
Total equity	1,958,259	1,440,934
Total liabilities and equity	7,775,506	5,546,885

Consolidated Statements of Cash Flows

	For the nine months ended September 30		For the three months ended September 30
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	139,629	58,133	32,257	24,189

Income and expenses not associated with cash flows:
Depreciation and amortization	110,159	77,977	39,142	27,091
Finance expenses, net	116,373	65,182	45,300	31,416
Share-based compensation	5,047	6,027	2,053	1,942
Taxes on income	35,083	16,154	9,477	7,024
Tax benefits	(62,059)	(10,102)	(23,087)	(3,576)
Other income, net	(5,785)	(3,113)	(3,411)	(3,545)
Company’s share in losses of investee partnerships	3,904	1,737	2,259	1,288
Gains (losses) from projects disposals	(96,431)	(611)	1,397	-
	106,291	153,251	73,130	61,640

Changes in assets and liabilities items:
Change in other receivables	(2,800)	6,547	1,793	10,899
Change in trade receivables	(27,365)	(9,596)	(6,480)	(12,668)
Change in other payables	28,405	(27)	6,935	(887)
Change in trade payables	(5,418)	(941)	(2,768)	(85)
	(7,178)	(4,017)	(520)	(2,741)

Interest receipts	9,921	7,805	3,587	2,439
Interest paid	(76,112)	(51,548)	(35,725)	(17,755)
Income Tax paid	(10,093)	(6,084)	(1,420)	(1,301)

Net cash from operating activities	162,458	157,540	71,309	66,471

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	37,832	(1,849)	4,814	(461)
Changes in restricted cash and bank deposits, net	(198,170)	(44,275)	(206,356)	(28,905)
Purchase, development, and construction in respect of projects	(1,163,669)	(678,969)	(505,647)	(217,168)
Loans provided and Investment in investees	(43,264)	(15,201)	(16,940)	(985)
Repayment of loans to investees	30,815	63	-	63
Loans provided to non-controlling interests	(297)	-	(297)	-
Payments on account of acquisition of consolidated company	(7,447)	(15,697)	-	(4,846)
Purchase of long-term financial assets measured at fair value through profit or loss, net	(5,257)	(12,204)	(2,010)	(864)
Net cash used in investing activities	(1,349,457)	(768,132)	(726,436)	(253,166)

Consolidated Statements of Cash Flows (Cont.)

	For the nine months ended September 30		For the three months ended September 30
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	1,324,524	667,857	649,840	337,408
Repayment of loans from banks and other financial institutions	(407,239)	(259,970)	(183,878)	(182,773)
Issuance of debentures	125,838	-	-	-
Issuance of convertible debentures	114,685	-	-	-
Repayment of debentures	(47,545)	(26,016)	(25,551)	(24,732)
Dividends and distributions by subsidiaries to non-controlling interests	(17,326)	(23,895)	(8,644)	(20,445)
Proceeds from investments by tax-equity investors	127,695	44,325	127,695	44,325
Repayment of tax-equity investment	(11,590)	-	(638)	-
Deferred borrowing costs	(47,076)	(5,868)	(458)	(490)
Repayment of loans from non-controlling interests	(858)	(2,017)	(858)	(1,017)
Increase in holding rights of consolidated entity	(1,392)	(167)	-	-
Receipt of loans from non-controlling interests	182	-	-	-
Issuance of shares	290,698	-	290,698	-
Exercise of share options	45	14	15	1
Repayment of lease liability	(7,999)	(4,713)	(2,196)	(596)
Proceeds from investment in entities by non-controlling interest	12,799	179	-	-

Net cash from financing activities	1,455,441	389,729	846,025	151,681

Increase (Decrease) in cash and cash equivalents	268,442	(220,863)	190,898	(35,014)

Balance of cash and cash equivalents at beginning of period	387,427	403,805	480,459	208,791

Effect of exchange rate fluctuations on cash and cash equivalents	23,958	(4,772)	8,470	4,393

Cash and cash equivalents at end of period	679,827	178,170	679,827	178,170

Information related to Segmental Reporting

	For the nine months ended September 30, 2025
	MENA	Europe	USA	Total reportable segments(**)	Others	Total
	USD in thousands
Revenues	173,180	144,503	45,456	363,139	1,272	364,411
Tax benefits	-	-	65,493	65,493	-	65,493
Total revenues and income	173,180	144,503	110,949	428,632	1,272	429,904

Segment adjusted EBITDA	160,302	117,429	98,171	375,902	1,092	376,994

Reconciliations of unallocated amounts:
Headquarter costs (*)						(37,776)
Intersegment profit						172
Gains from projects disposals						54,597
Depreciation and amortization and share-based compensation						(115,206)
Operating profit						278,781
Finance income						36,292
Finance expenses						(136,457)
Share in the losses of equity accounted investees						(3,904)
Profit before income taxes						174,712

(*)        Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)     Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into three business units: MENA (Middle East and North Africa), Europe, and the US. Consequently, the Management and Construction segment has been excluded. The comparative figures for the nine-month and three-month periods ending September 30, 2024, have been updated accordingly.

Information related to Segmental Reporting

	For the nine months ended September 30, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	121,607	147,164	8,611	277,382	7,208	284,590
Tax benefits	-	-	10,102	10,102	-	10,102
Total revenues and income	121,607	147,164	18,713	287,484	7,208	294,692

Segment adjusted EBITDA	99,659	129,386	15,965	245,010	3,858	248,868

Reconciliations of unallocated amounts:
Headquarter costs (*)						(25,108)
Intersegment profit						112
Depreciation and amortization and share-based compensation						(84,004)
Other incomes not attributed to segments						3,693
Operating profit						143,561
Finance income						18,299
Finance expenses						(85,836)
Share in the losses of equity accounted investees						(1,737)
Profit before income taxes						74,287

(*)          Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended September 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	77,543	45,319	15,448	138,310	226	138,536
Tax benefits	-	-	26,521	26,521	-	26,521
Total revenues and income	77,543	45,319	41,969	164,831	226	165,057

Segment adjusted EBITDA	53,271	35,203	38,258	126,732	13	126,745

Reconciliations of unallocated amounts:
Headquarter costs (*)						(14,818)
Intersegment profit						45
Losses from projects disposals						(739)
Depreciation and amortization and share-based compensation						(41,195)
Operating profit						70,038
Finance income						28,126
Finance expenses						(54,171)
Share in the losses of equity accounted investees						(2,259)
Profit before income taxes						41,734

(*)          Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended September 30, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	55,566	46,041	5,180	106,787	2,708	109,495
Tax benefits	-	-	3,576	3,576	-	3,576
Total revenues and income	55,566	46,041	8,756	110,363	2,708	113,071

Segment adjusted EBITDA	44,786	46,133	8,134	99,053	1,567	100,620

Reconciliations of unallocated amounts:
Headquarter costs (*)						(9,479)
Intersegment loss						(9)
Depreciation and amortization and share-based compensation						(29,033)
Other incomes not attributed to segments						3,693
Operating profit						65,792
Finance income						3,234
Finance expenses						(36,525)
Share in the losses of equity accounted investees						(1,288)
Profit before income taxes						31,213

(*)          Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the nine months		For the three months
	ended September 30		ended September 30
	2025	2024	2025	2024
Net Income	139,629	58,133	32,257	24,189
Depreciation and amortization	110,159	77,977	39,142	27,091
Share based compensation	5,047	6,027	2,053	1,942
Finance income	(36,292)	(18,299)	(28,126)	(3,234)
Finance expenses	136,457	85,836	54,171	36,525
Gains from projects disposals (*)	(54,597)	-	739	-
Non-recurring other income, net (**)	-	(3,693)	-	(3,693)
Share of losses of equity accounted investees	3,904	1,737	2,259	1,288
Taxes on income	35,083	16,154	9,477	7,024
Adjusted EBITDA	339,390	223,872	111,972	91,132

* Profit from revaluation linked to partial sale of asset. ** Recognition of income related to lower earn-out payments offset by a revaluation in the value of financial assets.

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of September 30, 2025, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G     and H remain outstanding.

As of September 30, 2025, the company’s equity amounted to NIS 6,474 million (USD 1,958 million).

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of September 30, 2025, the net financial debt to net CAP ratio, as defined above, stands at 34%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of September 30, 2025, the net financial debt to EBITDA ratio, as defined above, stands at 6.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of September 30, 2025, the equity to balance sheet ratio, as defined above, stands at 58%.

Appendix 5

 a) Segment information: Operational projects

($ thousands)			9 Months ended September 30						3 Months ended September 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA*		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
MENA	675	819	1,158	1,012	173,180	121,607	115,514	99,659	463	432	77,544	55,566	51,127	44,786
Europe	1,327	-	1,912	1,994	144,502	147,164	117,428	129,386	559	598	45,318	46,041	35,202	46,133
USA	470	1,200	790	226	110,948	8,611	98,171	5,863	271	153	41,968	5,180	38,258	4,558
Total Consolidated	2,472	2,019	3,860	3,232	428,630	277,382	331,113	234,908	1,293	1,183	164,830	106,787	124,587	95,477
Unconsolidated at Share	42	41
Total	2,514	2,060

b)          Operational Projects Further Detail

($ thousands)				9 Months ended September 30, 2025		3 Months ended September 30, 2025
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of September 30, 2025	Ownership %**
MENA Wind	MENA	316	-	72,682		30,716		507,082	49%
MENA PV	MENA	359	819	100,498		46,828		555,038	85%
Total MENA		675	819	173,180	115,514	77,544	51,127	1,062,120
Europe Wind	Europe	1,184	-	131,369		39,697		888,306	65%
Europe PV	Europe	143	-	13,133		5,621		73,959	71%
Total Europe		1,327	-	144,502	117,428	45,318	35,202	962,265
USA PV	USA	470	1,200	110,948		41,968		261,205	100%
Total USA		470	1,200	110,948	98,171	41,968	38,258	261,205
Total Consolidated Projects		2,472	2,019	428,630	331,113	164,830	124,587	2,285,590
Uncons. Projects at share		42	41						50%
Total		2,514	2,060	428,630	331,113	164,830	124,587	2,285,590

* EBITDA results included $11m in the 9 months ended September 25 and $3m in the 3 months ended September 25, of compensation recognized from Björnberget project

** Ownership % is calculated based on the project's share of total revenues

c)          Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2025	Est. Equity Required (%)	Equity Invested as of September 30, 2025	Est. First Full Year Revenue*********	Est. First Full Year EBITDA****	Ownership %*
Country Acres	USA	403/688	H2 2026	793-834	ITC	DC (10%)	387-407	406-427	408	10%	91	61-64	46-48	100%
Quail Ranch BESS	USA	0/400	Q4 2025	124-130	ITC	EC (10%)	58-61	66-69	222	5%-10%	27	23-24	16-17	100%
Quail Ranch Solar	USA	128/0		143-150	PTC	EC (10%)	68-72	75-78						100%
Roadrunner BESS	USA	0/940	Q4 2025	326-342	ITC	EC (10%)	149-156	177-186	500	0%-10% ********	61	52-55	40-42	100%
Roadrunner Solar	USA	298/0		278-292	PTC	EC (10%)	170-178	108-114						100%
Snowflake A	USA	600/1,900	2027	1,570-1,650	ITC	EC (10%) + DC (10% BESS only)	786-827	784-823	104	0%-10% ********	104	125-131	101-106	100%
Gecama Solar	Spain	225/220	H2 2026	218-229	-	-	-	218-229	158	23%-28%	158	43-45	35-37	72%
Bjornberget – BESS	Sweden	0/100	2026	24-26	-	-	-	24-26	10	100%	10	4	3	55%
Israel Construction	Israel	4/47	Q4 2025-H2 2026	15-16	-	-	-	15-16	5	15%-25%	5	1	1	75%
Total Consolidated Projects		1,658/ 4,295		3,491-3,669			1,618-1,701	1,873-1,968	1,406		455	309-324	242-254
Unconsolidated Projects a t share *******	Israel	4/79	Q4 2025- H2 2026	20-22	-	-	-	20-22	29	15%-25%	29	3	3	64%
Total		1,662/4,374		3,511-3,691			1,618-1,701	1,893-1,990	1,435		484	312-327	247-257

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2025	Est. Equity Required (%)	Equity Invested as of September 30, 2025	Est. First Full Year Revenue *********	Est. First Full Year EBITDA****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
CoBar 1	United States	258/824	H2 2027	590-620	ITC	EC (10%)	271-285	319-335	89	13%-16%	89	126-132	101-106	100%
CoBar 2+3	United States	952/0		1,125-1,183	PTC	EC (10%)	551-579	574-604
Nardo	Italy	97/1,254	H1 2028	230-242	-	-	-	230-242	4	40%-60%	4	31-33	26-28	100%
Bertikow	Germany	0/860	H2 2027	166-175	-	-	-	166-175	6	30%-35%	6	47-49	39-41	50%
Israel HV storage******	Israel	0/1,290	2028	229-241	-	-	-	229-241	4	20%	4	9-10	3	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of September 30, 2025	Est. Equity Required (%)	Equity Invested as of September 30, 2025	Est. First Full Year Revenue *********	Est. First Full Year EBITDA****	Ownership %*
	2026	2027	2028		Qualifying Category	Adders*****
United States	-	248/400	452/0	1,243-1,307	ITC	DC (10%) & EC (10%)**	624-656	619-656	55	10%-16%	55	92-96	71-74	100%
Europe	-	0/361	0/208	114-120	-	-	-	114-120	1	80%	1	26-29	19-22	89%
MENA	3/280	0/30	38/0	144-151	-	-	-	144-151	10	20%-30%	10	17-18	12-13	81%
Total Consolidated Projects	3/20	248/791	490/208	1,501-1,578			624-656	877-922	66		66	135-143	102-109
Unconsolidated Projects at share*******	8/42	0/170	-	45-46	-	-	-	45-46	6	15%-25%	6	6-7	4-5	54%
Total Pre-Construction	2,056MW +5,365MWh			3,886-4,085			1,446-1,520	2,440-2,565	176		176	354-374	275-292

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** Rustic hills 1+2 - DC(10%)+EC (10%); Coggon - DC (10%); Gemston - DC (10%); Crimson - DC (10% BESS only) + EC (10%)

***Value of tax benefits under the IRA: The PTC value is estimated based on the project’s expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD.  In assessing the value of the ITC, a step-up adjustment was made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the valuation and return of the project. The actual value attributed to tax benefits in a tax equity transactions may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

*****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

******Two high voltage projects with total capacity of 1,290MWh. Estimated revenue for the first 5 years is $9-10m million per year. From year 6, the projects will move to a deregulated market, with revenue expected to be $50 million per year

******* All numbers, beside equity invested, reflects Enlight share only

******** The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

********* Revenue and EBITDA for the first year of U.S. projects as presented above do not include income from tax benefits

e)          Additional information on tax equity investments

		Tax equity investment			Tax equity partner's share of project tax credits, cash flows, and taxable income
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share of ITC/PTC tax credit allocated to tax equity partner	Share of taxable income initial period	Duration of initial period for share of taxable income (years)	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	Confidential	Confidential	Confidential	17.5% (5%)	10
Atrisco BESS	458	266	-	Confidential	Confidential	Confidential	23% (7%)	5
Quail Ranch	274	131	18	99%	99%	10	10% (5%)	10
Roadrunner	621	337	55	99%	99%	5-10	10%-12% (5%)	10

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	September 30, 2025
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	309,923
Subsidiaries	369,904
Deposits:
Short term deposits	1,409
Restricted Cash:
Projects under construction	301,863
Reserves, including debt service, performance obligations and others	55,074
Total Cash	1,038,173

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	September 30, 2025
Debentures:
Debentures	624,721*
Convertible debentures	264,052
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	-
Loans from banks and other financial institutions	116,490
Total corporate level debt	1,005,263

* Including current maturities of debentures in the amount of 25,922

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th September 2025	1.17	0.30
As of 30th September 2024	1.12	0.27

Average for the 3 months period ended:
September 2025	1.17	0.30
September 2024	1.10	0.27

Appendix 9 – Structural changes to the Consolidated Statements of Income:

The Company has changed its Income Statement presentation starting with the 2024 full-year financial statements, which includes the presentation of specified items that have been previously included within other income (i.e. tax equity). In addition, the Company has decided to remove the Gross Profit line item.

The Company believes that such presentation provides a more relevant information and better reflects the measurement of its financial performance. The Company applied such a change retrospectively.